

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2022

Anna Rudensjö
General Counsel
Polestar Automotive Holding UK Ltd
Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden

Polestar Automotive Holding UK Ltd

Re: Polestar Automotive Holding UK Ltd
Amendment No. 2 to Registration Statement on Form F-4
Filed February 1, 2022
File No. 333-260992

Dear Ms. Rudensjö:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4

Q: What interests do the GGI Sponsor and GGI's current officers and directors have in the Business Combination?, page 29

1. Please revise to quantify the amount of out-of-pocket expenses and other reimbursements incurred by your GGI executive officers, directors, and their respective affiliates as of a recent practicable date and provide similar disclosure in the Summary on page 59.

Material U.S. Federal Income Tax Considerations, page 241

2. We note your disclosure that you intend that the merger will be treated as a reorganization

for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Please revise your disclosure here to clearly state counsel's tax opinion on whether the merger will qualify as a reorganization. Also, state in your disclosure here that the tax discussion is the opinion of tax counsel Weil, Gotshal & Manges LLP or tell us whether you will be providing a separate long form tax opinion. Please refer to Section III.A.2 of Staff Legal Bulletin 19. Please make similar changes throughout your prospectus, including in the Summary.

<u>Item 21. Exhibits and Financial Statement Schedules, page II-1</u>

3.   We note your disclosure in the headings of certain exhibits. If you intend to redact information pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv) of Regulation S-K, please revise to mark each applicable exhibit to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K.

<u>General</u>

4.   We note that the proxy statement/prospectus is missing information such as the GGI and Polestar record dates, the GGI special stockholders and warrant holders meeting dates, number of GGI and Polestar securities outstanding on the record date, the per unit, warrant, and share market prices on pages 22, the director disclosure on pages 22 and 347, and the ownership information on page 363. Please include this information, and any other missing information, in a pre-effective amendment.

5.   Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202)-551-3587 or Jean Yu, Assistant Chief Accountant, at (202)-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)-551-4985 or Sherry Haywood, Staff Attorney, at (202)-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing